Invesco Capital Markets, Inc.

Statement of Financial Condition

December 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesco Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Greenway Plaza, Suite 1000
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gregson (404) 439-3485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree St. NE, Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Gregson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invesco Capital Markets, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

VERA JOHNSON
NOTARY PUBLIC
GEORGIA
FULTON COUNTY
MY COMMISSION EXPIRES NOVEMBER 29, 2020

Vera Johnson

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Capital Markets, Inc.
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Invesco Capital Markets, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Invesco Capital Markets, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 23, 2018

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, F: (678) 419 1239, www.pwc.com/us

Invesco Capital Markets, Inc.
Statement of Financial Condition
December 31, 2017

(in thousands of dollars, except share data)

Assets

Cash and cash equivalents	$	29,838
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		11,443
Financial instruments owned, at fair value		2,434
Receivable from customers		17,409
Receivable from brokers, dealers and clearing organizations		25,343
Loan due from parent		40,068
Fees, interest and other receivables		29
Goodwill		1,500
Intangible assets, net		14,722
Other assets		455
Total assets		143,241

Liabilities and stockholder's equity
Liabilities:

Financial instruments sold, not yet purchased, at fair value		1,392
Due to affiliated companies		395
Payables to customers		17,273
Payables to brokers, dealers and clearing organizations		20,230
Deferred tax liabilities, net		3,116
Other liabilities and accrued expenses		733
Total liabilities		43,139

Stockholder's equity:

Common stock ($100 par value, 2,500 shares authorized, issued and outstanding)		250
Additional paid-in capital		61,711
Retained earnings		38,141
Total stockholder's equity		100,102
Total liabilities and stockholder's equity	$	143,241

The accompanying notes are an integral part of this statement of financial condition.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

1. **Organization and Description of Business**

    Invesco Capital Markets, Inc. (the Company), is a Delaware corporation and a wholly owned subsidiary of Invesco Advisers, Inc. (IAI), which, through a series of intermediate parent entities, is owned by Invesco Holding Company (US), Inc. (IHC), the ultimate U.S. parent of the Company. IHC is ultimately owned by Invesco Ltd., a publicly traded Bermuda holding company that, through its subsidiaries, is primarily engaged in investment management worldwide.

    The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

    In its capacity as a carrying broker, the Company is a sponsor of Unit Investment Trusts (UITs). The Company also serves as an introducing broker, and introduces transactions on a fully disclosed basis for affiliated products to which affiliated entities are the investment advisers.

    As an introducing broker, the Company trades equity securities solely on an agency basis and does not hold positions in these securities on behalf of the affiliated products. The Company utilizes the services of third-party clearing firms to provide custodial and clearing services for these transactions.

2. **Summary of Significant Accounting Policies**

    Basis of Financial Information

    This statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles (US GAAP) and in the opinion of management reflects all adjustments necessary for a fair statement of financial condition.

    All amounts reflected in this statement of financial condition are presented in thousands of dollars except where indicated.

    Use of Estimates

    The preparation of a statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of cash and investments in affiliated money market funds.

    The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

(in thousands of dollars)

Cash Deposited With Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements includes the clearing fund requirement held with the National Securities Clearing Corporation (NSCC) and Depository Trust & Clearing Corporation (DTCC) in accordance with the Company's sponsorship of the UITs. It also includes deposits segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

In the Company's capacity as introducing broker, cash is on deposit with third-party broker/dealers providing custodial and clearing services. With regard to these cash deposits, the Company has entered into proprietary accounts of introducing brokers (PAIB) and proprietary accounts of broker/dealers (PAB) agreements with the third-party brokers, pursuant to the applicable rules in effect at the time of the establishment of the custodial and clearing relationships.

Financial Instruments and Fair Value
Fair Value Measurement - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1   Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2   Valuations based on one or more quoted price in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs may vary from product to product and may be affected by a wide variety of factors, such as; the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 (Note 4). In addition, a downturn in market conditions could

(in thousands of dollars)

lead to further declines in the valuation of many instruments. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those the Company believes that market participants would use in pricing the asset or liability at the measurement date. Refer to Note 4 for product-specific valuation techniques.

Financial Instruments Measured at Fair Value
All of the instruments within financial instruments owned and financial instruments sold, not yet purchased, are measured at fair value. These instruments primarily represent the Company's trading and investment activities.

The Company, as sponsor of UITs, selects and can hold various debt and equity securities that are then transferred to a UIT. In return, the Company receives a beneficial interest in the trust backed by the securities. The Company has continuing involvement with the securities upon transfer of the securities to the trust and the Company does not provide the trust with any substantive rights to control, pledge, or exchange the securities. Accordingly, all such transfers to the trust are accounted for as secured borrowings, rather than sales, by the Company. Generally, the Company's transfer of the securities to the trust and receipt of the units from the trust occurs simultaneously. The Company classifies the various debt and equity securities held by major security type within the statement of financial condition. The Company classifies the units of UITs received from the trust within financial instruments owned, at fair value.

Receivables and Payables - Customers
Receivables and payables due to/from customers represent unsettled trades of securities and UITs, which are recorded on a trade date basis.

Receivables and Payables - Brokers, Dealers, and Clearing Organizations
Receivables and payables due to/from brokers, dealers and clearing organizations represent unsettled trades of securities and UITs, which are recorded on a trade date basis. It also includes the margin deposits with brokers related to the Company's hedging of UITs and its security inventory.

Related Party Transactions

Loan Due From Parent
The Company entered into an intercompany loan agreement with IAI on September 16, 2013, allowing the Company to lend up to $50,000 to IAI. As of December 31, 2017, the Company has executed $40,000 of loans under this agreement. Executed loans under this agreement are unsecured, bear interest at a rate of three point six percent per annum and are payable on demand. The expiration date of the current agreement is September 16, 2018. Interest receivable of $68 is included in the Company's Statement of Financial Condition.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

Distribution Costs

The sale of Company-sponsored UITs, which involves a deferred sales charge and a creation and development fee for specific trusts, results in receivables that are due to the Company from the UITs. The Company sells such receivables to IHC at cost. During the year ended December 31, 2017, the Company sold $89,543 of deferred sales charge and creation and development fee receivables to IHC. The balance sheet impact of these sales is reflected in Due to affiliated companies within the Company's Statement of Financial Condition. As of December 31, 2017, amounts due from IHC associated with the sale had been fully collected by the Company.

Due to Affiliated Companies

Amounts due to affiliates are unsecured and are payable on demand. The balance consists primarily of intercompany funding from IHC, as well as other intercompany activity.

Goodwill

Goodwill represents the premium paid above cost by the Company as a result of a previous acquisition. Goodwill is not amortized and is tested for impairment on an annual basis, or more often if events or circumstances indicate that impairment may exist. Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment*, allows the option to first qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company did not utilize this option in 2017 and performed a quantitative impairment test. The impairment test for goodwill consists of a two-step approach, which is performed at the reporting unit level. If the carrying amount of the reporting unit exceeds its fair value (the first step of the goodwill impairment test), then the second step is performed to determine if goodwill is impaired and to measure the amount of the impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized in an amount equal to that excess. The principal method of determining fair value of the reporting unit is an income approach where estimated future cash flows are discounted to arrive at a single present value amount.

The Company has determined that there is one operating and reportable segment. The Company evaluated the components of its business and has determined that it has one reporting unit for purposes of goodwill impairment testing.

Intangible Assets

Intangible assets identified on the acquisition of a business are capitalized separately from goodwill if the fair value can be measured reliably on initial recognition (transaction date). If they are definite‑lived, the intangible assets are amortized and recorded as operating expenses on a straight‑line basis over their useful lives, which reflects the pattern in which the economic benefits are realized.

The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. A change in the useful life of an intangible asset could have a significant impact on the Company's amortization expense. The Company evaluates the useful life determination for intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining useful life or an indication of impairment.

Definite-lived intangible assets are reviewed quarterly for impairment or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e. carrying amount exceeds the sum of the fair value of the intangible).

(in thousands of dollars)

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IHC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IHC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. The Company records deferred tax assets and liabilities relating to temporary differences in the recognition of revenues and expenses for book versus tax purposes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any unrecognized tax benefits as of December 31, 2017.

The Tax Cuts and Jobs Act (2017 Tax Act) was enacted on December 22, 2017. The 2017 Tax Act significantly revises the U.S. Tax Code by reducing the U.S. federal corporate tax rates. Certain income tax effects of the 2017 Tax Act are reflected in our financial results in accordance with Staff Accounting Bulletin No. 118 (SAB 118), which provides SEC staff guidance regarding the application of ASC Topic 740 in the reporting period in which the 2017 Tax Act became law. See also Note 7 for further details and additional discussion on estimated amounts recorded as of December 31, 2017 for the 2017 Tax Act.

Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker/dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company manages such exposures by its policy to review, as necessary, the credit standing of each counterparty.

Accounting Pronouncements Recently Adopted and Pending Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (ASU 2014-09) which revises revenue recognition criteria and expands disclosure requirements. This new guidance will be effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted but only for interim and annual reporting periods beginning after December 15, 2016. The Company has elected to implement this new accounting standard on January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of that date. Under this method, entities are required to report any effect from adoption as a cumulative effect adjustment to retained earnings at the adoption date. The Company does not currently expect to report any adjustments to opening retained earnings and does not expect that the new standard will have a material impact on Net income.

The underlying premise of the new guidance requires the use of a five step model to determine the amount of revenue that reflects the consideration to which the Company is entitled for the transfer of services to customers and the timing of such revenue recognition. In addition, ASU 2014-09 also requires certain costs to obtain and fulfill contracts with customers to be capitalized, if they meet certain criteria. The Company does not anticipate capitalizing any contract costs.

(in thousands of dollars)

A key part of management's implementation efforts included a detailed review of the terms and conditions of a sample of revenue contracts. Based upon management's findings, the Company does not anticipate a change in the timing of revenue recognition.

In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases" (ASU 2016-02). The standard requires that lessees recognize lease assets and lease liabilities on the balance sheet for all leases with a lease term greater than 12 months. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted, but the Company plans to adopt ASU 2016-02 on January 1, 2019. The Company is currently evaluating the potential impact of this standard which includes performing a review of a sample of lease arrangements.

In March 2016, the FASB issued Accounting Standards Update 2016-09, "Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting" (ASU 2016-09). The standard is intended to simplify aspects of the accounting for share-based payment transactions, including income tax impacts and forfeitures. The Company adopted ASU 2016-09 on January 1, 2017. One of the impacts of the new rules is that excess tax benefits and tax deficiencies related to vested awards are no longer recorded in additional paid-in-capital but rather as an income tax expense or benefit. This provision requires a prospective approach to adoption.

In January 2017, the FASB issued Accounting Standards Update 2017-04, "Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment" (ASU 2017-04). The standard simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the amendments of ASU 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019. The amendments require a prospective approach to adoption and early adoption is permitted for interim or annual goodwill impairment tests. The company is currently evaluating the impact of this standard.

3. **Cash Deposited With Clearing Organizations or Segregated**

The Company has cash deposited with clearing organizations of $10,443, as well as segregated cash of $1,000, at December 31, 2017.

4. **Fair Value Disclosure**

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurements and Disclosures. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents
Cash equivalents include cash investments in affiliate money market funds. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active

(in thousands of dollars)

market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

Corporate Equities

The Company temporarily holds investments in corporate equities for purposes of creating a UIT. Corporate equities are valued under the market approach through use of quoted prices on an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

UITs

The Company may hold units of its sponsored UITs at period-end for sale in the primary market or secondary market. Equity UITs are valued under the market approach through use of quoted prices on an exchange. Fixed income UITs are valued using recently executed transaction prices, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used is for the same maturities as the underlying bonds. If the spread data does not reference the issuers, then data that references comparable issuers is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default spreads, and recovery rates based on collateral value as key inputs. Depending on the nature of the inputs, these investments are categorized as Level 1, 2, or 3.

Financial Instruments Sold, Not Yet Purchased, and Derivative Assets and Liabilities

The Company uses U.S. Treasury futures, which are types of derivative financial instruments, to hedge economically fixed income UIT inventory and securities in order to mitigate market risk.

Open futures contracts are marked-to-market daily through earnings along with the mark-to-market on the underlying trading securities held. Fair values of derivative contracts in an asset position are included in financial instruments owned, at fair value in the Company's statement of financial condition. Fair values of derivative contracts in a liability position are included in financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition. These derivative contracts are valued under the market approach through use of quoted prices in an active market and are classified within Level 1 of the valuation hierarchy. Additionally, to hedge economically the market risk associated with equity and debt securities and UITs temporarily held as trading investments, the Company will hold short corporate stocks, exchange-traded funds, or U.S. treasury security positions. These transactions are recorded as financial instruments sold, not yet purchased and are included in financial instruments sold, not yet purchased, at fair value in the Company's statement of financial condition. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized within Level 1 of the valuation hierarchy; otherwise, they are categorized in Level 2.

The following table presents the carrying value of the Company's assets and liabilities, including major security type for equity and debt securities, which are measured at fair value on the face of the statement of financial condition as of December 31, 2017.

(in thousands of dollars)

	Fair Value Measurements
Assets	
Cash equivalents	$ 22,247
Financial instruments owned:	
Corporate equities	1,990
UITs	
Fixed income	300
Equity	144
Total cash equivalents and financial	
instruments owned	24,681
Liabilities	
Financial instruments sold, not yet purchased:	
Exchange-traded funds	(1,392)
Financial instruments sold, not yet purchased	$ (1,392)

All financial assets, including Cash equivalents, Financial instruments owned, and Financial instruments sold, not yet purchased, are classified as Level 1 financial instruments at December 31, 2017. The Company had no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during 2017. The Company had no Level 3 assets or liabilities measured at fair value on a recurring basis for the period ended December 31, 2017.

5. **Goodwill**

The annual impairment review performed as of October 1, 2017 determined that no impairment existed at the review date. No interim impairment tests were deemed necessary during 2017.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

6. **Intangible Assets**

The following table presents the major classes of the Company's intangible assets at December 31, 2017:

	Weighted Average Amortization Period (years)	Gross Book Value	Accumulated Amortization	Net Book Value
Customer relationships	12.0	$ 40,000	$ (25,278)	$ 14,722
Total		$ 40,000	$ (25,278)	$ 14,722

Customer relationships primarily relate to UIT-specific distribution relationships that exist with third‑party brokers. The intangible asset is amortized and recorded as an operating expense on a straight-line basis over its useful life of 12 years, which reflects the pattern in which the economic benefits are realized. The Company considers its own assumptions, which require management's judgment, about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. The annual impairment review performed as of October 1, 2017 determined that no impairment existed at the review date.

7. **Income Taxes**

Federal current income taxes are provided at the statutory rate in effect during the year (34%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. The effective tax rate was approximately -129% due primarily to a deferred tax benefit due to the rate change resulting from the 2017 Tax Act. The deferred tax asset of $410 primarily relates to the timing of deductibility of compensation for tax purposes. The deferred tax liability of $3,526 primarily relates to the timing of deductibility of amortization on the Company's intangible assets.

At December 31, 2017, a $102 receivable related to settlement of tax payments was reflected in Due to affiliated companies.

A reconciliation of the Company's net deferred tax liability is shown in the table below:

Deferred tax assets	410
Deferred tax liabilities	(3,526)
Deferred tax liabilities, net	$ (3,116)

At December 31, 2017, the Company has not completed the accounting for the tax effects of enacting the 2017 Tax Act; however, the Company has made a reasonable estimate of the effects on existing deferred tax balances. The Company remeasured certain deferred tax assets and liabilities based on the tax rates at which they are expected to reverse in the future, typically 21% under the 2017 Tax Act. However, the Company is still analyzing certain aspects of the legislation and refining its calculations. Any updates or changes could affect the measurement of these balances or give rise to new deferred tax amounts.

The Company is subject to income tax examinations by various taxing authorities. The Company is no longer subject to income tax examinations by the primary tax authorities for years prior to 2013.

Invesco Capital Markets, Inc.
Notes to Statement of Financial Condition
December 31, 2017

(in thousands of dollars)

8. Derivative Instruments and Hedging Activities

The Company manages its positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including U.S. Treasury futures, which are types of derivative financial instruments. The Company manages the market risk associated with its hedging activities on a Company-wide basis and on an individual product basis.

The open equity in U.S. Treasury futures transactions is included within Financial instruments owned, at fair value within the statement of financial condition. The gross notional amount of futures contracts is $248 as of December 31, 2017.

9. Commitments and Contingencies

Underwriting Commitments and Letters of Credit

In the normal course of business, the Company enters into when-issued, delayed delivery and underwriting commitments. As a result of these commitments the Company enters into standby letters of credit with a bank as part of its contractual commitment to deliver securities to the UITs that it sponsors. Upon entry into such commitments, the Company is charged an annual interest rate of 1.0% on amounts outstanding. These credit agreements are unsecured and do not contain restrictive covenants.   As of December 31, 2017, there were no outstanding net purchase commitments.

Legal

The investment management industry is subject to extensive levels of ongoing regulatory oversight and examination. Governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to the Company's compliance with applicable laws and regulations. Lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in jurisdictions in which the Company and its affiliates operate.

The Company is from time to time involved in litigation relating to other claims arising in the ordinary course of its business. Management is of the opinion that the ultimate resolution of such claims, if any, will not materially affect the Company's business, financial position, results of operation or liquidity. In management's opinion, no accrual is necessary as of December 31, 2017 to provide for any such losses that may arise from matters for which the Company could reasonably estimate an amount.

10. Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the SEC and FINRA. The Company utilizes the Alternative Standard method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. However, the Company intends to maintain regulatory net capital of at least $300 in order to be in compliance with the early warning rules. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At December 31, 2017, the Company's Net Capital was $43,419 which exceeded required net capital of $250 by $43,169.

(in thousands of dollars)

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rule of the SEC.

11. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 23, 2018, which is the date the statement of financial condition was issued. No subsequent events were noted in management's evaluation which would require disclosure.